

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2023

Gerald Plush
Chairman, Chief Executive Officer and President
Amerant Bancorp Inc.
220 Alhambra Circle,
Coral Gables, Florida 33134

> **Re: Amerant Bancorp Inc.**
> **Registration Statement on Form S-3**
> **Filed on June 23, 2023**
> **File No. 333-272886**

Dear Gerald Plush:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aisha Adegbuyi at 202-551-8754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Arturo H. Banegas Masiá